NR07-28	November 15, 2007

ITH Discovers Gold Endowed Vein System
at Painted Hills Project in Nevada

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) (TSXV: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the results from the initial drill program at its Painted Hills project in Nevada.  All four holes encountered robust, high-level alteration and quartz veining containing anomalous gold and very anomalous geochemical indicators of a fertile system.  The large gold endowed system bears many of the earmarks of distal areas around similar age, major multimillion ounce gold deposits in northern Nevada such as the Sleeper and Midas Deposits.  Additional geophysical surveys will be conducted in this area to aid in defining follow-up drill targets.

The initial drill program included four (4) core holes, totalling 1,852 metres, targeted on an undrilled high level epithermal vein system.  The results indicate that the system has significant size potential and additional ground work is ongoing to vector in on the more productive parts of the system.  Newly acquired ground to the south of the area drilled was found to contain a volcanic dome complex with favorable alteration.

Results of the Painted Hills drilling include a number of 3 to 9 metre intervals of gold in the 0.10-0.20 g/t range (the best being 9.5 metres @ 0.20 g/t gold) and associated anomalous trace element values in zones of high level or distal chalcedonic quartz.  The results validate the exploration model, which predicted increasing gold values at depth approaching a potential orebody.  For example, strongly elevated molybdenum, with arsenic, antimony and mercury, correlate with the anomalous gold, as is the case at the nearby Sleeper deposit.  New surface work has highlighted several areas interpreted to be closer to the center of the system which could host high-grade gold veins.  Future drill targets will be evaluated following the completion of the ongoing surface exploration work.

The Painted Hills project, located in north-western Nevada, is held under an option from Redstar Gold Corporation (TSX-V: RGC), pursuant to which ITH can earn up to a 70% interest.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of the Company.

The work program at Painted Hills was designed and supervised by Dr. Jacob Margolis, Exploration Manager, Redstar Gold Corp. and Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph all sample shipments which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold and base metal discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its US disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.